SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2005

                                   Serono S.A.
                    ---------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                          -----------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                    ---------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ----          ----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                       ----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                        ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ----     ----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 ------


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                                                                          SERONO
                                                                biotech & beyond


Media Release


FOR IMMEDIATE RELEASE

--------------------------------------------------------------------------------

         SERONO ANNOUNCES FINAL SETTLEMENT OF SEROSTIM(R) INVESTIGATION

--------------------------------------------------------------------------------

GENEVA, SWITZERLAND -- OCTOBER 17, 2005 - Serono (virt-x: SEO and NYSE: SRA) announced today that its U.S. affiliates have agreed to settle the government investigation led by the U.S. Attorney's office in Massachusetts into commercial practices related to Serostim(R). This investigation was part of an ongoing industry-wide investigation by the states and the federal government of commercial practices. The comprehensive settlements with federal and state agencies will conclude all liabilities to the government in connection with the investigation.

In April 2005, the company announced that it had taken a $725 million provision to cover the settlement and related costs. The provision, which was recorded as an exceptional charge in the company's earnings report for the first quarter of 2005, will be sufficient to cover the comprehensive settlements and related costs. The comprehensive settlements also include a Corporate Integrity Agreement, administered through the Office of the Inspector General.

"This settlement concludes a four-year government investigation into commercial practices related to Serostim, and we are pleased to put the matter behind us," said Thomas G. Gunning, Vice President and General Counsel, Serono U.S. "The activities described in the settlement were confined to one unit in our U.S.
operations and cover a brief period in our history. Serono takes compliance issues very seriously and has a rigorous compliance program to ensure that its employees meet the highest ethical standards. We now look forward to continuing to focus and devote our energies on our core mission of developing treatments to meet unmet medical needs."

                                       ###

ABOUT  SERONO
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-f(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding


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company,  are  traded on the virt-x (SEO) and its American Depositary Shares are traded  on  the  New  York  Stock  Exchange  (SRA).


FORWARD-LOOKING  STATEMENT
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

FOR MORE INFORMATION, PLEASE CONTACT:

MEDIA RELATIONS, USA:       INVESTOR RELATIONS, USA
Tel:   +1 781 681 2340      Tel:       +1 781 681 2552
Fax:   +1 781 6812935       Fax:       +1 781 681 2912
www.seronousa.com
-----------------

CORPORATE MEDIA RELATIONS:  CORPORATE INVESTOR RELATIONS:
Tel:  +41 22 739 36 00      Tel:      +41 22 739 36 01
Fax:  +41 22 739 30 85      Fax:      +41 22 739 30 22
www.serono.com              Reuters: SEO.VX / SRA.N
--------------              Bloomberg: SEO VX / SRA US

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SERONO S.A.
                                            a Swiss corporation
                                            (Registrant)



October 19, 2005                             By:    /s/ Stuart Grant
                                                    --------------------------
                                             Name:  Stuart Grant
                                             Title: Chief Financial Officer